FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S. A.

CNPJ/MF nº 20.730.099/0001-94

Publicly-held Company

CALL NOTICE

ORDINARY GENERAL MEETING OF SHAREHOLDERS

The Shareholders of Sadia S.A. are invited to attend the Ordinary General Meeting of Shareholders that will be held at 02:00 p.m., on April 27, 2009, at its main address at Rua Senador Attílio Fontana No.  86, in Concórdia-SC, to discuss and make a resolution about the following Order of Business and pertinent Remarks:

I – At the Ordinary General Meeting of Shareholders:

a)

submission of management accounts, examination, discussion and voting of the financial statements, accompanied by the opinions of the Independent Accountants and Audit Committee, for the year ended at 12.31.2008;

b)

appropriation of net income for the year and ratification of the dividends distributed;

c)

election of members to the Board of Directors and establishment of annual management fees and possibility of the shareholders exercising the powers referred to in paragraphs 4, II, or 5, of Art. 141, Law No.  6404/76, introduced by Law No. 10303, of 10.31.2001;

d) election of standing and deputy members to the Audit Committee and establishment of their fees.

General Instructions:

1.

According to CVM Instruction No.  165, dated 12/11/1991, article 3, amended by CVM Instruction No. 282, of 06/26/1998, article 1, the minimum percentage of interest in the voting capital to request the adoption of multiple vote in the election of members to the Board of Directors is five percent (5%);

2.

Proxies for the general meeting of shareholders must be deposited at the São Paulo Administrative Center at Rua Fortunato Ferraz, No. 529/659, 2º andar, Vila Anastácio - São Paulo - SP, Investor Relations Management, until 05:00 p.m. of April 23, 2009;

3.

The shareholders will find at their disposal, at the Company's headquarters and at the site www.sadia.com.br, the documentation relating to the matters to be discussed at the extraordinary and ordinary general meeting of shareholders.

São Paulo, March 28, 2009

LUIZ FERNANDO FURLAN

Chairman of the Board of Directors